SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Virage Logic Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92763R104

(CUSIP Number)

Jean A.W. Schreurs

c/o NXP B.V.

High Tech Campus 60

5656 AG

Eindhoven, The Netherlands

+31-40-27-28686

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92763R104

1.	NAME OF REPORTING PERSON NXP B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS OO(1)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 1,666,667
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 1,666,667
10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,666,667
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.41%(2)
14.	TYPE OF REPORTING PERSON OO

(1)	See Item 3.
(2)	The calculation of the percentage of outstanding shares of Virage Logic Corporation (the “Issuer”) common stock held by NXP B.V. is based on 26,020,760 shares of the Issuer’s common stock outstanding as of July 30, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with Securities and Exchange Commission on August 9, 2010.

Page 2 of 6 pages

CUSIP No. 92763R104

1.	NAME OF REPORTING PERSON NXP Semiconductors N.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS OO(3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 1,666,667
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 1,666,667
10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,666,667
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.41%(4)
14.	TYPE OF REPORTING PERSON OO

(3)	See Item 3.
(4)	See footnote 2 above.

Page 3 of 6 pages

EXPLANATORY NOTE

The Reporting Persons are filing this Amendment No. 2 on Schedule 13D (this “Amendment No. 2”) to amend the Schedule 13D filed on November 24, 2009 (as amended by Amendment No. 1, filed with the Securities and Exchange Commission on August 13, 2010, and this Amendment No. 2, the “13D Filing”). Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing. Except as specifically amended and supplemented by this Amendment No. 2, the 13D Filing remains in full force and effect.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the 13D Filing is hereby amended and restated as follows:

The information contained on the cover pages to Amendment No. 2 is hereby incorporated herein by reference.

All calculations of percentage ownership in the 13D Filing are based on 26,020,760 shares of the Issuer’s common stock outstanding as of July 30, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with Securities and Exchange Commission on August 9, 2010.

(a) As of August 26, 2010, NXP beneficially owns an aggregate of 1,666,667 shares, or 6.41% of the outstanding shares of Common Stock. NXP Semiconductors, as sole shareholder of NXP controls NXP and accordingly, may be deemed to beneficially own the shares of Common Stock held by NXP. NXP Semiconductors disclaims such beneficial ownership, except to the extent of its pecuniary interest in such shares.

To the best of the Reporting Persons’ knowledge, none of the Executive Officers and Directors beneficially own any shares of Common Stock.

(b) See rows 7 – 10 of each cover page for information on the power to vote or direct the vote and the power to dispose or direct the disposition of shares of Common Stock by the Reporting Persons.

(c) Pursuant to the Repurchase Notice (as defined in Item 6 of the 13D Filing, as amended in Amendment No. 1), on August 26, 2010, the Issuer exercised its option to repurchase 833,333 Shares for $5,186,498 or $6.2238 per Share.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock reported in Item 5(a).

(e) Not applicable

Page 4 of 6 pages

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the 13D Filing is hereby amended and supplemented by adding the following new paragraph at the end thereof:

Pursuant to the Repurchase Notice, on August 26, 2010, the Issuer exercised its option to repurchase 833,333 Shares for $5,186,498 or $6.2238 per Share.

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2010	NXP B.V.

By: NXP Semiconductors N.V., its Director

	By:	/S/ RICHARD LYNN CLEMMER
	Name:	Richard Lynn Clemmer
	Title:	Chief Executive Officer

NXP SEMICONDUCTORS N.V.

	By:	/S/ RICHARD LYNN CLEMMER
	Name:	Richard Lynn Clemmer
	Title:	Chief Executive Officer

Page 6 of 6 pages